

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 16, 2018

Bruce Weins
Chief Financial Officer
Seacor Holdings Inc.
2200 Eller Drive, P.O. Box 13038,
Fort Lauderdale, Florida 33316

      Re: Seacor Holdings Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed March 30, 2017
               File No. 001-12289

Dear Mr. Weins:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Lyn Shenk

                     Lyn Shenk
                     Branch Chief
                     Office of Transportation and Leisure